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RECEIVED MAR 20 2002 366

FORM 6-K

02026420

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

PROCESSED APR 24 2002 THOMSON FINANCIAL

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2002

VI GROUP plc
(Translation of registrant's name into English)

The Mill, Brimscombe Port, Stroud, Gloucestershire GL 5ZQG, U.K.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F X Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXPLANATORY NOTE

I. Purpose of Filing

The purpose of this report on Form 6-K by VI Group plc (the "Registrant") is to make public in the United States the financial report for the Registrant and its subsidiaries for the year ended December 31 2001. The summary financial statements included herein are based on United States generally accepted accounting principles ("US GAAP"). However, they omit footnote disclosures required under US GAAP.

The Company has released results to the London Stock Exchange which have been prepared in accordance with United Kingdom generally accepted accounting principles ("UK GAAP") which are presented in pounds sterling. The UK GAAP results have been distributed to shareholders.

This Report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements regarding the Company's expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, projected costs and capital expenditures, competitive positions, growth opportunities, plans and objectives of management for future operations and words such as "anticipate," "believe," "plan," "estimate," "expect," "intend" and other similar expressions are forward-looking statements. Such forward-looking statements are inherently uncertain, and actual future results and trends for the Company may differ materially depending on a variety of factors.

Results for the year ended December 31 2001

VI Group plc ("VI" or "the Group", (LSE: VIG)) one of the leading suppliers of CAD/CAM software to the mold and die sector, today announces its results for the year to December 31, 2001.

Summary (US GAAP)

- Net revenue up 10% to $9.3m (2000: $8.4m).
- Income from operations up 37% to $1.0m (2000: $0.7m).
- Net Income up 68% to $595,000 (2000: $356,000).
- Earnings per share up 61% to 2.9 cents (2000: 1.8 cents).
- EBITA up 50% to $1.2m (2000: $0.8m)
- EBITA per share up 45% to 5.8 cents (2000: 4.0 cents)
- Acquisition of EDI division from Ubiquity Software Corporation Limited successfully integrated, adding well known customers such as Toyota, Nissan, Rolls Royce, Morgan, and TRW with software and systems for the secure electronic transfer of CAD/CAM data.
- Strong growth in existing large user base areas such as Germany and growth from new customers in North America formed the backbone of this year's growth, despite economic slowdown in both these areas.

Don Babbs, Chief Executive of VI, commented:

"This is the 13th consecutive year we have reported growth in revenue and profits are at a record high. These results have been achieved despite the obvious macroeconomic difficulties of 2001, thanks to the focus of our staff and successful product strategies." .

CHAIRMAN'S STATEMENT

I am delighted to report another successful year for VI. 2001 was an excellent year of growth for the Group.

Net revenue grew by 10% to $9.3m (2000: $8.4m) and income from operations improved for the third year in a row to a record $1.0m (2000: $0.7m). This represents an increase of 37%, and when combined with the lower effective tax rate, gives growth in earnings per share of 61% to 2.9 cents (2000: 1.8 cents). 2001 has therefore been a year of strong financial performance during a period of adverse economic conditions.

The Group successfully integrated its second acquisition with the purchase of an EDI business, the data exchange division of Ubiquity Corporation Limited. This business has a commanding position in the UK automotive sector for the secure exchange of engineering drawings, and following further product integration should provide a greater contribution in 2002.

We were pleased to receive continuing support from existing shareholders and in particular, Baronsmead VCT plc, which invested a further $367,000 for an additional one million shares during September.

Release 9 of the VISI–Series product line provided a significant contribution to the year's results and helped the Group increase its market share across most geographical markets. Continuous product development is an important element in the Group's success, and additional product enhancements are planned to be introduced later this year which should further improve our competitive edge worldwide.

The continued dedication of our development and customer services staff ensured that the Company provided leading edge products and services to our principal market, the mould and die sector. The commitment and hard work from our employees in all areas has been an important factor behind the growth in the Company.

Economic forecasters and industry analysts alike have lowered expectations for industry growth and IT spend for 2002. However, we believe that VI will continue to buck this trend. The Group provides industry with highly competitive software solutions that reduce lead times, lower costs and eliminate engineering errors, and increasingly customers wish to invest in well tested, practical solutions. VI is confident in its ability to increase its presence as new clients become aware of the benefits of our products.

Stephen Palframan
Chairman

4 March 2002

OPERATING REVIEW

Despite difficult and unforeseen market conditions, VI performed well to provide substantial growth in net revenue (up 10%), income from operations (up 37%), net income (up 68%) and earnings per share (up 61%). This is the thirteenth consecutive year of revenue growth and the third consecutive year for profit growth. The UK engineering sector remained in recession, the US market suffered its worst year for over a decade, German and Italian mould and die sectors slowed yet VI's business in all these important markets grew significantly in 2001.

Behind this growth was a new and on time product release in September that confirmed VISI-Series as the most outstanding hybrid 3D modeller for mould makers. Sales of the modeller rose 22% and the sales of our mould design and progressive die design packages increased 56% as their productivity became more apparent to the market. North American sales increased by 80% with good performances in the mid west and Canada. Sales in the German speaking territories grew by 41% and reflect the strength of our distribution network promoted by our distributor, Mecadat GmbH. Other noteworthy growth areas included the UK, Italy, Turkey and China. Sales in Japan and Korea fell in 2001 as the economy and resellers struggled with a stationary economic environment.

Sales capacity was increased during the year with selling expenses increasing in line with turnover. Administration expenses increased due to a number of items including the amortisation of goodwill in connection with the EDI acquisition, increase in the provision for doubtful debts and costs associated with finance raising activities. Product development costs, after a significant rise in 2000 held steady at about $1.5m for 2001. New software releases are scheduled for 2002 with significantly enhanced CAM performance, which will increase our competitive advantage.

Acquisitions continue to play a part in VI's strategy and success. Vero Tecnologie (formerly Tecnocam) is now in its second year as part of VI. It has recently formed the nucleus of a new mould and die software development team to further accelerate acceptance of these products. The EDI business acquired from Ubiquity Corporation in March 2001 has passed its first integration phase to produce a useful return on investment and should add further benefits in 2002 as new product integration is completed and EDI standard protocols evolve.

The previously forecast tendency for consolidation in the CAM sector showed further signs of coming to fruition as economic pressures make collaboration opportunities more attractive. We are therefore continuing with our strategy of seeking a US listing to provide an attractive currency for potential acquisition targets and additional finance to fund further investments. The prospects for 2002 will be helped by product improvements to be released this year, which together with our increased sales capacity, will provide further scope for gains in market share.

Don Babbs
Chief Executive
4 March 2002

VI Group plc
Consolidated Balance Sheets
as of December 31, 2001 and 2000
($ amounts in thousands, except per share data)

	2001	2000
Assets		
Current assets		
Cash and cash equivalents	$ 746	$ 1,072
Accounts receivable, net of allowance for doubtful accounts of $115, $198	4,347	3,573
Inventory	40	49
Prepaid expenses and other assets	1,173	520
Total current assets	6,306	5,214
Property, plant and equipment, net	573	556
Accounts and notes receivable	536	353
Other assets	731	498
Total assets	$ 8,146	$ 6,621
Liabilities and shareholders' equity		
Current liabilities		
Bank overdraft and other short term debt	$ 627	$ 457
Current portion of long term debt	86	76
Accounts payable	766	676
Accrued liabilities and other creditors	1,524	1,196
Income taxes	184	142
Total current liabilities	3,187	2,547
Capital lease obligations	56	1
Mortgage loans	29	95
Accrued liabilities	280	230
Deferred taxes	67	37
Total liabilities	3,619	2,910
Shareholders' equity		
Common stock, 80,000,000 shares authorized (2000:30,000,000), 0.5 pence par value, 21,360,000 shares issued and outstanding (2000:20,360,000)	175	167
Additional paid in capital	4,286	3,938
Retained earnings	720	125
Accumulated other comprehensive (loss)	(654)	(519)
Shareholders' equity	4,527	3,711
Total liabilities and shareholders' equity	$ 8,146	$ 6,621

VI Group plc
Consolidated Statements of Operations
For the years ended December 31, 2001, 2000 and 1999
($ amounts in thousands, except per share data)

	2001	2000	1999
Net revenue			
Product revenue	$ 7,770	$ 7,262	$ 6,599
Service revenue	1,538	1,181	740
Total net revenue	9,308	8,443	7,339
Cost of revenue			
Cost of product	(1,412)	(1,406)	(1,417)
Cost of service	(595)	(439)	(390)
Total cost of revenue	(2,007)	(1,845)	(1,807)
Gross profit	7,301	6,598	5,532
Operating expenses			
Selling expenses	3,051	2,703	2,375
General and administration	1,982	1,595	1,714
Product development	1,451	1,565	991
Other operating income	(191)	(2)	(229)
Re-organization costs	-	-	-
Total operating expenses	6,293	5,861	4,851
Income from operations	1,008	737	681
Other income			
Net interest income	2	31	17
Total other income	2	31	17
Income before income taxes	1,010	768	698
Income tax	(415)	(412)	(306)
Net income	$ 595	$ 356	$ 392
Earnings per share			
- Basic	$ 0.03	$ 0.02	$ 0.02
- Diluted	$ 0.03	$ 0.02	$ 0.02

VI Group plc

Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss)
For the years ended December 31, 2001, 2000 and 1999
($ amounts in thousands, except per share data)

	Common Stock	Additional Paid In Capital	(Accumulated Deficit) Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total	Comprehensive Income
At December 31, 1998	164	3,740	(623)	5	3,286	
Net income for the year	-	-	392	-	392	392
Exchange differences	-	-	-	(256)	(256)	(256)
At December 31, 1999	$ 164	$ 3,740	$ (231)	$ (251)	$ 3,422	$ 136
Net income for the year	-	-	356	-	356	356
Share capital Issued	3	198	-	-	201	-
Exchange differences	-	-	-	(268)	(268)	(268)
At December 31, 2000	$ 167	$ 3,938	$ 125	$ (519)	$3,711	$ 88
Net income for the year	-	-	595	-	595	595
Share capital Issued	8	348	-	-	356	-
Exchange differences	-	-	-	(135)	(135)	(135)
At December 31, 2001	$ 175	$ 4,286	$ 720	$ (654)	$4,527	$ 460

VI Group plc
Consolidated Statements of Cash Flows
For the years ended December 31, 2001, 2000 and 1999
($ amounts in thousands, except per share data)

	2001	2000	1999
Cash flows from operating activities			
Net income	$ 595	$ 356	$ 392
Income charges not affecting cash:			
Depreciation and amortization	484	376	294
Profit on disposal of property, plant & equipment	12	6	(8)
Exchange differences	102	(90)	(53)
Movements in working capital:			
Increase in accounts receivable and Prepaid expenses	(1764)	(989)	(672)
Decrease in inventory	(2)	2	18
Increase (Decrease) in accounts payable and other liabilities	452	515	(105)
Cash flow from operating activities	(121)	176	(134)
Cash flows from investing activities			
Additions to Property, Plant and Equipment	(281)	(149)	(186)
Additions to software licenses	(20)	(18)	(129)
Proceeds from sale of property, plant and equipment	22	9	45
Purchase of businesses	(398)	(280)	-
Cash flows from investing activities	(677)	(438)	(270)
Cash flows from financing activities			
Issue of share capital	367	-	-
Bank overdraft increase (repayments)	183	71	(274)
Mortgage loan repayments	(58)	(55)	(60)
Capital lease payments	(20)	(6)	(61)
Cash flows from financing activities	472	10	(395)
Net decrease in cash and cash equivalents	(326)	(252)	(799)
Cash and cash equivalents, beginning of year	1,072	1,324	2,123
Cash and cash equivalents, end of year	$ 746	$ 1,072	$ 1,324
Supplementary disclosures:			
Interest paid	32	33	55
Income tax paid	421	397	48

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VI GROUP plc

By: ______________________

Elliot I. Miller

Director and Deputy Chairman

of VI Group plc.

Date: March 19, 2002